UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2022.

 Commission File Number 333-

Zenvia Inc.

(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant’s name into English)

Avenida Paulista, 2300, 18th Floor, Suites 182 and 184

São Paulo, São Paulo, 01310-300

Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

ZENVIA announces agreement with D1 and Movidesk to extend payments

Amount to be paid until the end of 2023 was reduced from R$360 million to R$31 million

D1 and Movidesk payments to be diluted over two and three years, respectively

São Paulo, October 26, 2022 – Zenvia Inc. (NASDAQ: ZENV) (the “Company”), the leading cloud-based CX platform in Latin America, empowering companies to transform their customer journeys, today announced the successful renegotiation of remaining payments linked to the acquisitions of D1 and Movidesk.

Shay Chor, Zenvia’s CFO, stated: “We are very proud to have reached these agreements with D1 and Movidesk. Both acquisitions were important in positioning Zenvia as the most comprehensive CX SaaS platform in Latin America. As we acknowledge the challenging global funding environment for tech companies, we are taking a series of initiatives to preserve cash and generate EBITDA. Following the agreements, our funding gap until the end of 2023 has now significantly declined, allowing us to focus on continuing expanding gross profit and generating positive EBITDA. There is a huge white space opportunity in the SaaS market that we have just begun to tap, and we are already seeing the results of our hard work and innovation in our profitability. We are very excited with the prospects of our company moving forward.”

For D1, the last fixed installment due to certain former shareholders on March 31, 2023, of BRL 40 million, will now be paid, as follows: (i) BRL 8 million in January 2023, (ii) BRL 4 million in February 2023, BRL 5 million in March 2023 and (iv) 23 monthly installments of BRL 1.4 million between April 2023 and February 2025, subject to accrued interests in line with Zenvia’s current bank financing costs.

For Movidesk, the earn-out payment due to certain former shareholders, previously expected to total BRL 320 million, will now be paid in fixed and variable installments subject to accrued interest in line with Zenvia’s current bank financing costs. Per the terms of the agreement, (i) BRL 1.2 million will be paid in 12 fixed monthly installments from January 2023 until December 2023, (ii) BRL 205 million will be paid in 36 fixed monthly installments from January 2024 until December 2026, and (iii) an additional variable amount calculated in terms of certain gross margin targets achieved by the end of September 2023, currently expected to total BRL 30 million, will be paid in 6 monthly installments from January 2024 until June 2024. Additionally, the Company plans to accelerate the integration of Movidesk, which is expected to bring cost synergies and significant value to Zenvia’s offerings. As part of the integration, Movidesk’s founder and former CEO, Donisete Gomes, will step down by the end of November 2022. Zenvia thanks Donisete for his contributions and wishes him all the success in his next endeavors.

Finally, Zenvia will release its fiscal third quarter 2022 results after market close on Wednesday, November 16, 2022 and on Thursday, November 17, 2022 at 10:00 a.m. Eastern Time, Zenvia’s senior management team will host a webcast to discuss the performance and outlook for the business.

The live webcast will be available at investors.zenvia.com, and a replay will be available at investors.zenvia.com/financial-information/financial-results/ following the webcast.

Contacts

Investor Relations Caio Figueiredo Fernando Schneider ir@zenvia.com	Media Relations – Grayling Lucia Domville – (646) 824-2856 – lucia.domville@grayling.com Fabiane Goldstein – (954) 625-4793 – fabiane.goldstein@grayling.com

About ZENVIA

ZENVIA is driven by the purpose of empowering companies to create unique experiences for customer communications through its unified end-to-end platform. ZENVIA empowers companies to transform their existing customer communications from non-scalable, physical and impersonal interactions into highly scalable, digital-first and hyper-contextualized experiences across the customer journey. ZENVIA’s unified end-to-end CX communications platform provides a combination of (i) SaaS focused on campaigns, sales teams, customer service and engagement, (ii) tools, such as software application programming interfaces, or APIs, chatbots, single customer views, journey designers, documents composer and authentication and (iii) channels, such as SMS, Voice, WhatsApp, Instagram and Webchat. Its comprehensive platform assists customers across multiple use cases, including marketing campaigns, customer acquisition, customer onboarding, warnings, customer services, fraud control, cross-selling and customer retention, among others. ZENVIA's shares are traded on Nasdaq, under the ticker ZENV.

Forward-Looking Statements

These forward-looking statements are made as of the date they were first issued and were based on current expectations, estimates, forecasts, and projections, as well as the beliefs and assumptions of management. Words such as "expect," "anticipate," "should," "believe," "hope," "target," "project," "goals," "estimate," "potential," "predict," "may," "will," "might," "could," "intend," variations of these terms or the negative of these terms and similar expressions are intended to identify these statements. Forward-looking statements are subject to a number of risks and uncertainties, many of which involve factors or circumstances that are beyond Zenvia’s control. Zenvia’s actual results could differ materially from those stated or implied in forward-looking statements due to several factors, including but not limited to: our ability to innovate and respond to technological advances, changing market needs and customer demands, our ability to successfully acquire new businesses as customers, acquire customers in new industry verticals and appropriately manage international expansion, substantial and increasing competition in our market, compliance with applicable regulatory and legislative developments and regulations, the dependence of our business on our relationship with certain service providers, among other factors.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: October 25, 2022

Zenvia Inc.

By:	/s/ Cassio Bobsin

Name: Cassio Bobsin

Title: Chief Executive Officer